20010307

SECURITIES A[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69304

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLICK IPO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8601 N. SCOTTSDALE RD, SUITE 335
(No. and Street)

SCOTTSDALE (City) AZ (State) 85253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GORDON A PRICE 480.694.8546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEMPEL, MARCHAL & COOPER, LLP
(Name – *if individual, state last, first, middle name*)

2700 NORTH CENTRAL AVE 9TH FLOOR PHOENIX AZ 85004
(Address) (City) (State) (Zip Code)

SEC Mail Processing
FEB 27 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DB

OATH OR AFFIRMATION

I, GORDON A PRICE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLICK IPO SECURITIES, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACQUELYNN S. STEURY
Notary Public
My Commission Expires
June 8, 2020
Maricopa County

Click IPO Securities, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019

Table of Contents

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Report of Independent Registered Public Accounting Firm

To the Member of
Click IPO Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Click IPO Securities, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and will require additional capital to support existing operations. These issues raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") has been subjected to audit procedures in conjunction with the audit of the Company's financial statements. The Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including their form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

We have served as the Company's auditor since 2015.
Phoenix, Arizona
February 25, 2020

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

Click IPO Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash and Cash Equivalents	$	1,588
Clearing Broker Deposit and Other Assets		267,857
Total Assets	$	269,445

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$	53,244
Payable to Parent		1,184
Total Liabilities		54,428
Member's Equity		215,017
Total Liabilities and Member's Equity	$	269,445

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019

Income	
Selling Concessions Earned	$ 174,718
Underwriting Fees Earned	1,336
Investment Banking Advisory Fees	407,095
Position Gain	637
Interest Income	253
Total Income	584,039
Expenses	
Clearing Fees	135,812
Re-Allowed Concessions	90,529
Compensation and Other Benefits	352,632
Regulatory Expense	18,945
Professional Fees	585,613
Other Expenses	126,603
Total Expenses	1,310,134
Net Loss	$ (726,095)

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2019

Member's Equity, December 31, 2018	$ 361,112
Member Contributions	580,000
Net Loss	(726,095)
Member's Equity, December 31, 2019	$ 215,017

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

Cash flows from operating activities:	
Net loss	$ (726,095)
Adjustments to reconcile net loss to net cash used in operating activities:	
CRD flex account	3,781
Prepaid expense/accounts receivable	(178)
Accounts payable/accrued expenses	14,936
Due to parent	(52,285)
Net cash used by operating activities	(759,841)
Cash flows from investing activities:	
Deposits	(253)
Net cash used by investing activities	(253)
Cash flows from financing activities:	
Member contributions	580,000
Net cash provided by financing activities	580,000
Net cash decrease for the year	(180,094)
Cash at beginning of year	181,682
Cash at end of year	$ 1,588

The accompanying notes are an integral part of the financial statements.

Click IPO Securities, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1- Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Click IPO Securities, LLC (the "Company") was formed under the name Aston Diel Securities, LLC, on June 28, 2013 as an Arizona Limited Liability Company (LLC). The Company changed its name to Click IPO Securities, LLC on September 8, 2016. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer on October 30, 2014. The Company will not act as a custodian of or otherwise hold client funds or securities.

The Company provides services on behalf of clients for the purchase of securities over the counter, specifically initial public offerings ("IPO") and Follow-on or Secondary Offerings of corporate equity securities over the counter as either a firm commitment underwriter or as a selling group member of underwriting syndicates on a "best efforts" basis via a mobile electronic application for the purchase and/or sale of corporate equity securities over the counter; for private placements; and investment banking activities including providing advisory services related to public offerings.

Basis of Presentation

These financials statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP"), and in accordance with financial
statements of broker-dealers.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds and highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Note 1- Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition from Underwriting Activities and Advisory Services

The Company records securities transactions in IPOs and Follow-on or Secondary Public Offerings on the date (the "Trade Date") the transactions are executed and confirmed to counter-parties. Selling concessions and/or fee income and related expenses are also recorded on a Trade Date basis. The Company will recognize revenue for investment banking advisory fees at the time of the closing of a transaction, when the fees have been earned and collection is reasonably assured.

The Company acts as a wholesaling broker-dealer, transacting business solely with other broker-dealers.

Revenue Recognition from Contracts with Customers

On January 1, 2019, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

The revenue recognition policies of the Company were not materially affected upon adoption of ASC 606.

The Company, in carrying out its underwriting business, enters into Master Selected Dealer Agreements ("MSDA") with underwriting firms. MSDAs are industry standard contracts between underwriters and selling dealers designed to assure that each party to the agreement will adhere to the regulatory requirements associated with registered public offerings. The Company also enters into agreements ("Service Agreements") with contracted broker-dealers acting as selling group participants ("Selling Dealers") which Selling Dealers have access to the Company's proprietary computer application (the "ClickIPO App") in order to participate in IPOs and Follow-on Public Offerings of securities that are made available through the ClickIPO App. The Service Agreements set forth the terms and conditions for contracted Selling Dealers use of the ClickIPO App. In addition, the Company has a Clearing Agreement (see Note 4) with its clearing agent for processing transactions with counter-party broker-dealers. All transactions are regular-way securities transactions, with known and disclosed fees at the time the

Note 1- Nature of Business and Summary of Significant Accounting Policies (Continued)

transaction is entered into. Securities transactions generally are settled in two business days.

None of the agreements described herein contain conditional or deferred forms of financial consideration, have multiple performance obligations (as there is only one performance obligation), variable forms of financial consideration or financial consideration based on performance factors. The revenues earned by the Company from the conduct of its underwriting activities are recorded as described above. The investment banking advisory services are primarily success-based revenues and are not anticipated to be a significant continuing activity. Revenues are recorded in accordance with accounting principles generally accepted in the United States.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited, and could be subject to audit.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, and clearing broker deposit approximates fair value given its short-term or interest bearing nature.

Note 2 - Risks

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2019, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

In the normal course of business, the Company's client activities ("clients") are conducted through its clearing broker and involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. The Company has experienced no related off-balance sheet risk exposure through the reporting period.

The Company is a business whose planned principal operations as a broker-dealer have not yet produced significant revenues. The Company is subject to significant risks and uncertainties given its need to maintain a minimum net capital and to generate future clients and revenues.

Note 3 - Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $100,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2019, the Company had net capital of $197,468, which was $97,468 in excess of the amount required to be maintained at that date. At December 31, 2019, the Company had a ratio of aggregate indebtedness to net capital of .28 to 1.

Note 4 - Clearing Agreement, Restricted Cash and Other Assets

The Company entered into an agreement with a registered clearing company, whereby the clearing company will execute any customer trades. Net commissions earned will be credited to an account in the Company's name. Under the agreement with the clearing broker, the Company was required to make a clearing deposit to a separate account at the clearing company. The deposit totaled $250,308 as of December 31, 2019, which has been considered an allowable asset by the Company for net capital purposes.

Note 5 - Related Party and Non-Cash Transactions

The Company's related party transactions in 2019 consisted entirely of transactions with Click IPO Holdings, LLC (the "Parent") which is the sole owner of the Company. The Parent contributed $580,000 in membership equity contributions. The Company and the Parent entered into a Shared Services Agreement, whereby the Parent provides services to the Company and the Company reimburses the cost of such services to the Parent on a monthly basis. During 2019, the amount of such shared services was $489,919, of which $1,184 was payable to the Parent at December 31, 2019.

Note 6 – Member's Equity

Currently, the Company has a single member. However, the operating agreement provides for the following. The Members' ownership in the Company is represented by Membership Units which are subject to the terms and conditions of the Company's amended and restated Limited Liability Company Operating Agreement dated as of November 1, 2016. Among other things, the operating agreement imposes conditions and restrictions on, and limits the rights of the

holder of the units with respect to, the transferability of the Membership Units. The Operating Agreement provides that to the fullest extent permitted by Arizona law, the Company's Manager has no personal liability to the Company or to the other Members for damages for breach of fiduciary duty as Manager, except for damages resulting from acts or omissions that involve gross negligence or willful misconduct. The Manager has not guaranteed, nor does he have any obligation with respect to the return of any Member's capital contributions or the distribution of profits from the operation of the Company.

Each Members' liability for the debts and obligations of the Company is limited in accordance with the terms of the Company's operating agreement. In accordance with these terms and the provisions of the laws of the state of Arizona, no Member of the Company can be held liable for the individual actions or indebtedness of any other Member. In addition, in general a Member or Manager of the limited liability company is not liable, solely by reason of being a Member or Manager, for the debts, obligations, or liabilities of a limited liability company whether arising in contract or tort; under a judgment, decree, or order of court; or otherwise.

Note 7 - Subsequent Events

Management has evaluated subsequent events through February 25, 2020 the date on which the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosure.

Note 8 – Going Concern

The accompanying financial statements have been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern. The Company has not attained revenue adequate to cover its operating costs and has incurred net losses since its inception. As a result, the Company's independent registered public accounting firm included an emphasis-of-matter paragraph with respect to the accompanying financial statements, expressing uncertainty regarding the Company's assumption that it will continue as a going concern.

To date, the Company has financed its operations primarily with capital contributions from its member and has the intent to continue to do so. If the parent is unable to raise additional capital, the Company could be required to discontinue or significantly reduce the scope of its operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustment that might be necessary should the Company be unable to continue as a going concern.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

TOTAL MEMBER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	**$ 215,017**
DEDUCTIONS	
NON-ALLOWABLE ASSETS	
Other Assets	17,549
NET CAPITAL	**$ 197,468**
COMPUTATION OF NET CAPITAL	
Minimum Net Capital (Required Net Capital 6.67% of Aggr. Ind. or $100,000, whichever is greater)	$ 100,000
Excess Net Capital	$ 97,468
Net Capital less the greater of 10% of Aggregate Indebtedness or 120% of the minimum dollar requirement	$ 77,468
AGGREGATE INDEBTEDNESS	
Aggregate Indebtedness	$ 54,428
Ratio Aggregate Indebtedness/Net Capital	0.28
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net Capital per Part II of Form X-17A-5, as amended	$ 197,468
Adjustments	-
	$ 197,468

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(ii), and therefore schedules showing the Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Report of Independent Registered Public Accounting Firm

To the Member of
Click IPO Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Click IPO Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Click IPO Securities, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3, (2)(ii) (the "exemption provisions") and (2) Click IPO Securities, LLC stated that Click IPO Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Click IPO Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Click IPO Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 25, 2020

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

Click IPO

Click IPO Securities, LLC
Gainey Office Center 1
8601 N Scottsdale Rd, Suite 335
Scottsdale, AZ 85253
Member FINRA and SIPC

February 25, 2020

Semple, Marchal & Cooper, LLP
2700 North Central Avenue, Suite 900
Phoenix, Arizona 85004

We are providing this letter in connection with your review of Click IPO Securities' (the "Company") assertions, included in the accompanying Exemption Report-SEC Rule 17a—5(d)(4) ("Exemption Report"), in which (1) Click IPO Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Click IPO Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Click IPO Securities, LLC stated that Click IPO Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception, for the purpose of expressing an opinion about whether, based on the results of your review procedures, you are aware of any material modifications that should be made to the Company's assertions for the Exemption Report to be fairly stated, in all material respects. The Company's management is responsible for compliance with the exemption provisions and its assertions.

We confirm, to the best of our knowledge and belief, as of February 25, 2020, the following representations made to you during your review.

1. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the fiscal year and that the following assertions are the responsibility of management:
    a. Click IPO Securities, LLC did not carry customer accounts of any kind,
    b. Click IPO Securities, LLC did not receive customer funds or securities,
    c. Click IPO Securities, LLC has not held funds or securities for or owe money or securities to customers;
2. The assertions included in our exemption report are the responsibility of management;
3. We have made available to you all records and other information relevant to our assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the auditor's review report; and
4. There are no known events or other factors that have arisen subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

Gordon Price, Chief Financial Officer